U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C. 20549

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                              FORM 12b-25
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                      NOTIFICATION OF LATE FILING

                             (Check One):

 [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q  [ ]Form N-SAR

                For the Period Ended: December 31, 1999
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     Nothing in this Form shall be construed to imply that the
Commission has verified any information contained herein.
                   ---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


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                    Part I - Registrant Information
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Full Name of Registrant:  Providential Holdings, Inc.

Former Name if Applicable:  JR Consulting, Inc.

Address of Principal Executive Office:

     8700 Warner Avenue, Fountain Valley, California 92708


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                   Part II - Rules 12b-25(b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                         Part III - Narrative
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     State below in reasonable detail the reasons why the Form 10-K,
20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company's accountants were in the process of preparing financial statements in anticipation of the recent merger with Providential Securities, Inc., which closed on January 14, 2000. The Company's accountants are still working to complete the necessary financial reports for the period ended December 31, 1999, and as a result, additional time is needed to file the report.


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                      Part IV - Other Information
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     (1)  Name and telephone number of person to contact
          in regard to this notification

       Christopher H. Dieterich        (310)          312-6888
                (Name)              (Area Code)  (Telephone Number)


     (2)  Have all other periodic reports required
          under Section 13 or 15(d) of the Securities
          Exchange Act of 1934 during the preceding
          l2 months (or for such shorter period that
          the registrant was required to file such
          reports) been filed?  If answer is no,
          identify report(s).                          [X] Yes  [ ] No


     (3)  Is it anticipated that any significant
          change in results of operations from the
          corresponding period for the last fiscal
          year will be reflected by the earnings
          statements to be included in the subject
          report or portion thereof?                   [ ] Yes  [X] No

          If so:  attach an explanation of the
          anticipated change, both narratively
          and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      PROVIDENTIAL HOLDINGS, INC.
             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 14, 2000     By  /s/ Henry Fahman
                                 -----------------
                             Henry Fahman, President
                             Providential Holdings, Inc.
                             8700 Warner Avenue
                             Fountain Valley, California 92708
                             (714) 849-1503


                               ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).